                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)

                       PHILIPS INTERNATIONAL REALTY CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   718333 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1 (b)
      |_| Rule 13d-1 (c)
      |X| Rule 13d-1 (d)


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CUSIP No. 718333 10 7             SCHEDULE 13G
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      The Philips Group

      Philip Pilevsky
      Sheila Levine
      Merrick Holiday Corp.
      Palm Mile Corp.
      Fred Pilevsky
      Allen Pilevsky
      Philips Freeport Development Corp.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER

                        0
                  --------------------------------------------------------------
  NUMBER OF       6     SHARED VOTING POWER
    SHARES
 BENEFICIALLY           2,447,452
   OWNED BY       --------------------------------------------------------------
     EACH         7     SOLE DISPOSITIVE POWER
  REPORTING
    PERSON              0
     WITH         --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER

                        2,447,452
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,447,452
--------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES*

                                                                             |_|
--------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      25.93%
--------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1(a). Name of Issuer:

      Philips International Realty Corp.

Item 1(b). Address of Issuer's Principal Executive Offices:

      417 Fifth Avenue, New York, NY 10016

Item 2(a). Name of Person Filing:

      The Philips Group

Item 2(b). Address of Principal Business Office:

      417 Fifth Avenue, New York, NY 10016

Item 2(c). Citizenship:

      Each member of The Philips Group is a citizen of the United States.

Item 2(d). Title of Class of Securities:

      Common Stock

Item 2(e). CUSIP Number:

      718333 10 7

Item 3. Type of Reporting Person:

      Not applicable.

Item 4. Ownership as of December 31, 1999:

      (a)   Amount beneficially owned:

            2,447,452

      (b)   Percent of class:

            25.93%

      (c)   Number of shares to which such person has:

            (i)   sole power to vote or direct vote:

                  0

            (ii)  shared power to vote or direct vote:

                  2,447,452
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            (iii) sole power to dispose or to direct the disposition of:

                  0

            (iv)  shared power to dispose or direct the disposition of:

                  2,447,452

Item 5. Ownership of Five Percent or Less of a Class.

      Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      See Exhibit A attached hereto.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      Not applicable.

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                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2000               /s/ Philip Pilevsky
                                       -----------------------------------------
                                       Philip Pilevsky
                                       Chairman of the Board and Chief Executive
                                        Officer

Dated: February 14, 2000               /s/ Sheila Levine
                                       -----------------------------------------
                                       Sheila Levine
                                       Chief Operating Officer, Executive Vice
                                        President, Secretary and Director

Dated: February 14, 2000               /s/ Fred Pilevsky
                                       -----------------------------------------
                                       Fred Pilevsky

Dated: February 14, 2000               /s/ Allen Pilevsky
                                       -----------------------------------------
                                       Allen Pilevsky

Dated: February 14, 2000               Merrick Holiday Corp.

                                       By: /s/ Philip Pilevsky
                                           -------------------------------------
                                           Philip Pilevsky
                                           Chief Executive Officer

Dated: February 14, 2000               Palm Mile Corp.

                                       By: /s/ Sheila Levine
                                           -------------------------------------
                                          Sheila Levine
                                          Chief Executive Officer

Dated: February 14, 2000               Philips Freeport Development Corp.

                                       By: /s/ Allen Pilevsky
                                           -------------------------------------
                                           Allen Pilevsky
                                           Chief Executive Officer

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                                    Exhibit A

                                THE PHILIPS GROUP

================================================================================
                                                         NUMBER OF SHARES
                   NAME                                 BENEFICIALLY OWNED*
--------------------------------------------------------------------------------
Philip Pilevsky                                             2,044,986
--------------------------------------------------------------------------------
Sheila Levine                                                 206,592
--------------------------------------------------------------------------------
Merrick Holiday Corp.                                             569
--------------------------------------------------------------------------------
Palm Mile Corp.                                                58,425
================================================================================
Fred Pilevsky                                                  38,090
================================================================================
Allen Pilevsky                                                 96,943
================================================================================
Philips Freeport Development Corp.                              1,847
================================================================================
TOTAL                                                       2,447,452
================================================================================

----------
* Includes limited partnership units redeemable for shares of Common Stock and vested options outstanding to purchase shares of Common Stock.

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                                    Exhibit B

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, par value $0.01 per share, of Philips International Realty Corp.

Dated: February 14, 2000               /s/ Philip Pilevsky
                                       -----------------------------------------
                                       Philip Pilevsky
                                       Chairman of the Board and Chief Executive
                                        Officer

Dated: February 14, 2000               /s/ Sheila Levine
                                       -----------------------------------------
                                       Sheila Levine
                                       Chief Operating Officer, Executive Vice
                                        President, Secretary and Director

Dated: February 14, 2000               /s/ Fred Pilevsky
                                       -----------------------------------------
                                       Fred Pilevsky

Dated: February 14, 2000               /s/ Allen Pilevsky
                                       -----------------------------------------
                                       Allen Pilevsky

Dated: February 14, 2000               Merrick Holiday Corp.

                                       By: /s/ Philip Pilevsky
                                           -------------------------------------
                                           Philip Pilevsky
                                           Chief Executive Officer

Dated: February 14, 2000               Palm Mile Corp.

                                       By: /s/ Sheila Levine
                                           -------------------------------------
                                          Sheila Levine
                                          Chief Executive Officer

Dated: February 14, 2000               Philips Freeport Development Corp.

                                       By: /s/ Allen Pilevsky
                                           -------------------------------------
                                           Allen Pilevsky
                                           Chief Executive Officer